July 31, 2015

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for the Year Ended December 31, 2014

Filed March 27, 2015

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), reference is made to your letter dated July 23, 2015 regarding the above-captioned Form 40-F.  As discussed with Angela Lumley by telephone earlier today, the Company will provide its response to your letter by August 17, 2015.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:                                Brian McAllister

Angela Lumley

John Coleman

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP